UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2

Under the Securities Exchange Act of 1934

(Amendment No.     )*

ONCONOVA THERAPEUTICS, INC.

(Name of Issuer)

Common stock, $0.01 per share

(Title of Class of Securities)

68232V 108

(CUSIP Number)

May 6, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 68232V 108

1.	Names of reporting persons Baxalta Incorporated
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,603,295(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,603,295(1)
9.	Aggregate amount beneficially owned by each reporting person 2,603,295(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 12.0%(2)
12.	Type of reporting person (see instructions) CO

(1)	In preparation for the anticipated spin-off by Baxter International Inc. (“Baxter”) of Baxalta Incorporated (“Baxalta”), the reported securities were transferred from Baxter Healthcare SA, an indirectly wholly-owned subsidiary of Baxter to its affiliate Baxalta GmbH, which is also an indirect wholly-owned subsidiary of Baxter. In preparation for the anticipated spin-off, Baxter and Baxalta are engaging in a series of reorganization transactions, including the transfer of reported shares, which are anticipated to result in Baxalta GmbH becoming an indirect wholly-owned subsidiary of Baxalta. The reported securities are beneficially owned by Baxalta GmbH and may be deemed to be or become indirectly beneficially owned by Baxalta as a result of the reorganization transactions in preparation for the anticipated spin-off.
(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of March 18, 2015 as disclosed by the issuer in its annual report for the fiscal year ended December 31, 2014 and filed with the Securities and Exchange Commission on Form 10-K on March 30, 2015.

CUSIP No. 68232V 108

1.	Names of reporting persons Baxalta GmbH
2.	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3.	SEC use only
4.	Citizenship or place of organization Switzerland
Number of shares beneficially owned by each reporting person with	5.	Sole voting power 0
	6.	Shared voting power 2,603,295(1)
	7.	Sole dispositive power 0
	8.	Shared dispositive power 2,603,295(1)
9.	Aggregate amount beneficially owned by each reporting person 2,603,295(1)
10.	Check if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11.	Percent of class represented by amount in Row (9) 12.0%(2)
12.	Type of reporting person (see instructions) CO

(1)	In preparation for the anticipated spin-off by Baxter International Inc. (“Baxter”) of Baxalta Incorporated (“Baxalta”), the reported securities were transferred from Baxter Healthcare SA, an indirectly wholly-owned subsidiary of Baxter to its affiliate Baxalta GmbH, which is also an indirect wholly-owned subsidiary of Baxter. In preparation for the anticipated spin-off, Baxter and Baxalta are engaging in a series of reorganization transactions, including the transfer of reported shares, which are anticipated to result in Baxalta GmbH becoming an indirect wholly-owned subsidiary of Baxalta.
(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of March 18, 2015 as disclosed by the issuer in its annual report for the fiscal year ended December 31, 2014 and filed with the Securities and Exchange Commission on Form 10-K on March 30, 2015.

Item 1.	(a)	Name of Issuer:

Onconova Therapeutics, Inc.

	(b)	Address of Issuer’s Principal Executive Offices:

375 Pheasant Run, Newtown, PA 18940

Item 2.	(a)	Name of Person Filing:

Baxalta Incorporated
Baxalta GmbH

	(b)	Address of Principal Office or, if none, Residence:

Baxalta Incorporated - One Baxter Parkway, Deerfield, Illinois 60015-4625
Baxalta GmbH – Thurgauerstrasse 130, Glattpark (Opfikon), Switzerland 8152

	(c)	Citizenship or Place of Organization:

Baxalta Incorporated – Delaware
Baxalta GmbH - Switzerland

	(d)	Title of Class of Securities:

Common stock, $0.01 per share

	(e)	CUSIP Number:

68232V 108

Item 3.	If This Statement Is Filed Pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing Is a(n):

	(a)	☐ Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐ Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐ Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

	(d)	☐ Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐ Investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

	(f)	☐ Employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);

	(g)	☐ Parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);

	(h)	☐ Savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐ Church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3)

	(j)	☐ Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership.

	(a)	Amount beneficially owned: 2,603,295(1)

	(b)	Percent of class: 12.0%(2)

	(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to vote or to direct the vote: 2,603,295(1)

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 2,603,295(1)

(1)	In preparation for the anticipated spin-off by Baxter International Inc. (“Baxter”) of Baxalta Incorporated (“Baxalta”), the reported securities were transferred from Baxter Healthcare SA, an indirectly wholly-owned subsidiary of Baxter to its affiliate Baxalta GmbH, which is also an indirect wholly-owned subsidiary of Baxter. In preparation for the anticipated spin-off, Baxter and Baxalta are engaging in a series of reorganization transactions, including the transfer of reported shares, which are anticipated to result in Baxalta GmbH becoming an indirect wholly-owned subsidiary of Baxalta. The reported securities are beneficially owned by Baxalta GmbH and may be deemed to be or become indirectly beneficially owned by Baxalta as a result of the reorganization transactions in preparation for the anticipated spin-off.
(2)	Percentage of class calculation is based upon the number of shares of issuer’s common stock outstanding as of March 18, 2015 as disclosed by the issuer in its annual report for the fiscal year ended December 31, 2014 and filed with the Securities and Exchange Commission on Form 10-K on March 30, 2015.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Exhibit 1 – Joint Filing Statement

Exhibit 2 – Power of Attorney

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 8, 2015

BAXALTA INCORPORATED

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Attorney-in-fact

Exhibit 1

Joint Filing Agreement

Pursuant to and in accordance with the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto) with the U.S. Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange) with respect to the common stock, par value $0.01 per share, of Onconova Therapeutics, Inc., and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

It is understood and agreed that the joint filing of this Schedule 13G shall not be construed as an admission that the reporting persons named herein constitute a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of May 8, 2015.

BAXALTA INCORPORATED

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Assistant Secretary

BAXALTA GMBH

By:	/s/ Stephanie D. Miller
Name:	Stephanie D. Miller
Title:	Attorney-in-fact

Exhibit 2

LIMITED POWER OF ATTORNEY

Know all by these presents, that Baxalta GmbH, a company organized and existing under the laws of Switzerland, having a principal place of business at Thurgauerstrasse 130, Glattpark (Opfikon) 8152 Switzerland, herewith grants power to Stephanie D. Miller to sign with single signature on behalf of Baxalta GmbH, to:

(1) prepare, execute on behalf of Baxalta GmbH, and submit to the U.S. Securities and Exchange Commission (the “SEC”) a Form ID, including amendments thereto, and any other documents necessary or appropriate to obtain codes and passwords enabling Baxalta GmbH to make electronic filings with the SEC of reports required by Section 13 and Section 16(a) of the Securities Exchange Act of 1934 (the “Exchange Act”) or any rule or regulation of the SEC;

(2) execute for and on behalf of Baxalta GmbH, in its capacity as a stockholder of any company registered with the SEC, any required (i) Schedules 13D and 13G in accordance with Section 13 of the Exchange Act and the rules thereunder, (ii) Forms 3, 4 and 5 in accordance with Section 16(a) of the Exchange Act and the rules thereunder, and (iii) Form 144 under Rule 144 of the Securities Act of 1933;

(3) do and perform any and all acts for and on behalf of Baxalta GmbH which may be necessary or desirable to complete and execute any such Schedule 13D or 13G, Form 3, 4, 5, or 144 and complete and execute any amendment or amendments thereto, and timely file any such form with the SEC and any stock exchange or similar authority; and

(4) take any other action of any type whatsoever in connection with the foregoing which, in the opinion of such attorney-in-fact, may be of benefit to, in the best interest of, or legally required by, Baxalta GmbH, it being understood that the documents executed by such attorney-in-fact on behalf of Baxalta GmbH pursuant to this Power of Attorney shall be in such form and shall contain such terms and conditions as such attorney-in-fact may approve in such attorney-in-fact’s discretion.

Baxalta GmbH hereby grants to each such attorney-in-fact full power and authority to do and perform any and every act and thing whatsoever requisite, necessary, or proper to be done in the exercise of any of the rights and powers herein granted, hereby ratifying and confirming all that such attorney-in-fact shall lawfully do or cause or have caused to be done by virtue of this power of attorney and the rights and powers herein granted. Baxalta GmbH acknowledges that the foregoing attorneys-in-fact, in serving in such capacity at the request of Baxalta GmbH, are not assuming any of Baxalta GmbH’s responsibilities to comply with Section 13 and 16 of the Securities Exchange Act of 1934 and Rule 144 of the Securities Act of 1933.

This Power of Attorney shall remain in full force and effect until the earlier of (i) the date on which Baxalta GmbH is no longer required to file Schedules 13D and 13G, and Forms 3, 4, 5 and 144 with respect to the securities held by Baxalta GmbH, or (ii) December 31, 2015, in either case unless earlier revoked by Baxalta GmbH.

Signed for and on behalf of Baxalta GmbH

By:	/s/ Rebecca Binggeli	By:	/s/ Yvo Aebli
Name:	Rebecca Binggeli	Name:	Yvo Aebli
Title:	Director of EMEA and APAC Tax; Senior Tax Counsel	Title:	Finance Director
Date:	April 20, 2015	Date:	April 20, 2015
Place:	Opfikon	Place:	Opfikon